

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2014

Randy Garutti
Chief Executive Officer
Shake Shack Inc.
24 Union Square East
5th Floor
New York, NY 10003

> **Re: Shake Shack Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 5, 2014**
> **CIK No. 0001620533**

Dear Mr. Garutti:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 15

1. Please provide a footnote designation and narrative discussion of your pro forma net income per share data, similar to that provided for footnote (1) in Selected Consolidated Financial and Other Data on page 63. In addition, please include the proposed supplemental net income per share data under the Pro Forma columns, as your current presentation appears to indicate this data will be included under the Historical SSE Holdings, LLC columns.

Unaudited Pro Forma Consolidated Financial Information, page 68

2. Refer to the narrative discussion of the Transaction Adjustments on page 68. In the first bullet point, please expand to describe your computation of the Distribution, similar to the disclosure provided in the fifth bullet point under Summary of the Transactions on page 7. In addition, please disclose the significance of the percentage ratio 0.273 which will be used in the computation, and describe how this ratio was determined.

3. Refer to the narrative discussion of the Offering Adjustments on page 68. Please expand the second to the last bullet point to also disclose that the application of the proceeds will be used to repay the outstanding borrowings under your Revolving Credit Facility. It is unclear why this previously provided disclosure has been omitted. Please re-insert or advise.

4. We note your response to our prior comment 12 and the disclosure that has been added on page 69. In this regard, we note that the pro forma financial information included in the filing has been prepared assuming that no exchanges of LLC interests have occurred and therefore no increases in the tax basis of SSE Holdings assets or other tax benefits that may be realized thereunder have been assumed, and your disclosure added on page 69 discloses the impact in the event that all of the continuing SSE Equity Owners were to exchange their LLC interests and the related tax impact were this to occur. As neither of these alternatives is likely to occur, please revise to include a sensitivity analysis explaining the tax impact in the event that a portion but not all of the continuing SSE Equity Owners exchange their LLC interests.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 71

5. Refer to footnote (2) narrative. Please include the related footnote number on the face of the pro forma balance sheet, presumably in the "Pro Forma Distribution Adjustments" column.

Notes to Unaudited Pro Forma Consolidated Statements of Operations, page 75

6. Refer to footnote (2). Based on the disclosures included in footnote (2) it is unclear if all portions of this pro forma adjustment will have a continuing impact on your results of operations as required by Rule 11-02(b)(6) of Regulation S-X. To the extent that any portion of this adjustment will not have a continuing impact, it should be included only in your pro forma balance sheet as an adjustment to retained earnings. Please advise or revise as appropriate.

7. Refer to footnote (6) narrative. Please also expand to disclose the outstanding borrowing amounts under the Revolving Credit Facility at September 24, 2014 and December 25, 2013 and include the related footnote number on the face of the pro forma statements of operations for the year ended December 25, 2013 for the line item interest expense, net.

Further, the second sentence of this footnote narrative relating to the interest expense reduction should be revised to pertain to both periods presented. The last two sentences should be placed within the descriptive content that you intend to enter into a new Revolving Credit Facility in connection with the Offering with the disclosure of the amount of pro forma interest expense incurred for each period presented, assuming the new Revolving Credit Facility was in place as of December 27, 2012. We note your expanded disclosures on page 151 and 152 regarding the New Credit Facility. Please describe in this footnote the anticipated commitment and/or available amounts and rates of interest under the New Credit Facility.

8. Refer to footnote (7) narrative. Please expand to disclose in tabular format your computation of the basic and diluted weighted average shares and per share amounts that are used in the Distribution to certain of the Original SSE Equity Owners. In this regard, provide the computation of the distribution amounts that are in excess of the earnings for the twelve months ended December 25, 2013 and September 24, 2014, respectively. Also disclose how the historical earnings amount for the twelve months ended September 24, 2014 is being calculated.

You may contact Beverly Singleton at (202) 551-3328 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Justin Dobbie for

J. Nolan McWilliams
Attorney-Advisor

cc: Howard A. Sobel, Esq.
         Latham & Watkins LLP